This document has been electronically entered in the records of the United States Bankruptcy Court for the Southern District of Ohio.

IT IS SO ORDERED.

Dated: December 30, 2004

Charles M. Caldwell
United States Bankruptcy Judge

IN THE UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF OHIO
EASTERN DIVISION

In re   :

                                        Case No. 03-57447

Gasel Transportation Lines, Inc.,   :

                                        Chapter 11 (Judge Caldwell)

Debtor.   :

ORDER OF CONFIRMATION
OF THIRD AMENDED PLAN OF REORGANIZATION

The Third Amended Plan of Reorganization of Gasel Transportation Lines, Inc., came before this court for hearing on Confirmation (the "Confirmation Hearing") after notice to all parties in interest.

The court having considered the acceptances and rejections of the Plan pursuant to LBR 3018-2(b), the Court's review of the Amended Plan, the evidence, the representations of counsel at the Confirmation Hearing, the record of ballots accepting or rejecting the Plan, the withdrawals of objection to Confirmation and the undisputed record at the Confirmation Hearing, hereby makes the following finding of facts and conclusions of law:

THIS COURT HEREBY FINDS, CONCLUDES AND THEREFORE ORDERS THAT:

1. The following requirements for confirmation set forth in 11 U.S.C. §1129(a) have

    been fully satisfied and the Plan shall be confirmed:

    a. the Plan complies with the applicable provisions of the Bankruptcy code;

    b. the proponent of the Plan has complied with the applicable provisions of

        the Bankruptcy Code;

    c. the Plan has been proposed in good faith and not by any means forbidden

        by law;

    d. notice of the time for filing objections to confirmation and the hearing on

        confirmation was given in accordance with FRBP 2002(b)(2), adequate

        notice and service of an opportunity to be heard on the Plan and all

        transactions proposed thereunder was given to all creditors, the form and

        scope of notice were appropriate under the circumstances, and all parties in

        interest had an adequate opportunity to appear and be heard at the hearing;

    e. the procedure by which ballots for acceptance or rejection of the Plan were

        distributed and tabulated, were fair and were properly conducted;

    f. the Plan does not unfairly discriminate and is fair and equitable with respect

        to any classes not accepting the Plan;

    g. an impaired class of creditors has accepted the Plan by more than fifty

        percent (50%) in number and sixty-six and two-thirds percent (66-2/3%) in

        dollar amount of the ballot cast;

    h. Confirmation of Plan is not likely to be followed by the liquidation of the

        property of the Debtor, or further financial reorganization of the Debtor;

    i. all fees payable under Section 1930 of the Judicial Code, 28 U.S.C. 1930, have been paid or will be paid as administrative expenses under the Plan.

j.   a copy of the Plan is attached as Exhibit A and all of the terms and provisions of the Plan are incorporated herein by this reference.

k.   the objection to Confirmation of Daimler Chrysler has been resolved by the Stipulation of the parties, a copy of which shall be served with this Order.

l.   the objection to Confirmation of the Internal Revenue Service has been resolved by the Stipulation of the parties that interest to be paid on the IRS Claim at 5% and the IRS Claim will be paid within six years of the date of assessment.

m.   the objection to Confirmation by State of Ohio Department of Taxation has been resolved by the Stipulation of the Parties that the interest to be paid on Ohio Taxation's Claim is 4% and that the claim of Taxation will be paid within six years of the date of assessment.

n.   the objection to Confirmation by the Ohio Bureau of Workers Compensation has been resolved by the Stipulation of the Parties that the interest to be paid on BWC's Claim is 5.0% and the BWC Claim will be paid within six years of the date of assessment.

o.   the objection of Peoplease has been resolved by the Stipulation of the parties that the Peoplease claim will be treated as a general unsecured claim in Class C under the Plan.

p.   The claim of CitiCapital shall be treated according to the Stipulation of the parties of December 15, 2004 (Doc. No. 293) and the Agreed Order entered on October 18, 2004 (Doc. No. 235), which Stipulation and

Agreed Order shall be served with this Order.

q. The claims of WesBanco shall be treated according to the Agreement and

Stipulation of the parties of December 10, 2004 (Doc. No. 276), which

Stipulation shall be served with this Order.

r. The Stipulation of parties with The Waterford Commercial & Savings

Bank of October 15, 2004 (Doc. No. 233) resolving treatment of its claim

under the Plan.

2. Debtor has rejected the leases, executory contracts and unexpired leases to which

the Debtor may be a party which are not specifically accepted in the Plan.

3. Accordingly, the Plan shall be deemed modified as to any provision contained

therein that may be inconsistent with the foregoing.

WHEREFORE for reasons and findings stated herein, the Plan of Debtor is confirmed.

IT IS SO ORDERED.

APPROVED:

/s/ Grady L. Pettigrew, Jr.
Grady L. Pettigrew, Jr. (0029175)
COX, STEIN & PETTIGREW CO., L.P.A.
115 West Main Street, Ste. 400
Columbus, Ohio 43215
(614) 224-1113/Fax (614) 228-0701
Attorney for Debtor

/s/ David J. Demers
David J. Demers, Esq.
Demers & Cohen, LLC

P. O. Box 430
New Albany, OH 43054-0430
(614) 939-1235 Fax (614) 939-5205
e-mail: djd@newalbanylaw.net
Attorney for CitiCapital Commercial Corporation

/s/ Willliam B. Logan
William B. Logan, Jr., Esq.
Luper, Neidenthal & Logan
50 West Broad Street, Suite 1200
Columbus, OH 43215
(614) 229-4449 Fax (614) 464-2425
wlogan@lnlattorneys.com
Attorney for WesBanco, Inc.

/s/ Eric W. Beery
Eric W. Beery, Esq.
Beery & Spurlock Co., L.P.A.
275 East State Street
Columbus, OH 43215
(614) 228-8575 Fax 614/228-1408
Attorney for PeopLease Corporation
beeryspurlock@ameritech.net

/s/ Andrew Malek
Andrew Malek, Assistant US Attorney
303 Marconi Blvd. Ste 200
Columbus OH 43215
Attorney for United States of America
614/469-5715 Fax 614/469-5240
andrew.malek@usdoj.gov

/s/ Kenneth M. Richards
Kenneth M. Richards, Esq.
50 W. Broad St., Ste 1200
Columbus OH 43215
Attorney for Daimler-Chrysler
614/221-7663 Fax 614/464-2425
krichards@lnlattorneys.com

/s/ James Huggins
James Huggins, Esq.

424 Second St
Marietta OH 45750
740/373-5455 Fax 740-373-4409
Attorney for Waterford Comm. & Savings Bank
Huggins@theisenbrock.com

Jim Petro (0022096)
Attorney General of Ohio

/s/ Joseph T. Chapman
Michelle T. Sutter (0013880)
Joseph T. Chapman (0072326)
Assistant Attorney General
Collections Enforcement Section
150 E Gay St 21ˢᵗ Flr
Columbus OH 43215
614/728-4324 Fax 614/728-7584
msutter@ag.state.oh.us

Copies to:

Grady L. Pettigrew, Jr., 115 West Main Street, Suite 400, Columbus, OH 43215
United States Trustee, 170 N. High Street, Ste. 200, Columbus, OH 43215
Jack R. Pigman, Esq., 41 South High Street, Columbus, OH 43215
Richard Boydston, Esq., 2800 Chemed Center, 255 E. Fifth Street, Cincinnati, OH 45202
William B. Logan, Jr., Esq., 50 West Broad Street, Suite 1200, Columbus, OH 43215

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